Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Great Panther Silver Limited (“Great Panther” or the “Company”) Suite 800 – 333 Seymour Street Vancouver, British Columbia V6B 5A6
Item 2	Date of Material Change May 27, 2015
Item 3

News Release

A news release with respect to the material change referred to in this report was disseminated through CNW Group on May 27, 2015 and subsequently filed under the profile of Great Panther on SEDAR at www.sedar.com.

Item 4

Summary of Material Change

On May 27, 2015, Great Panther acquired all of the issued and outstanding common shares (the “Cangold Shares”) of Cangold Limited (“Cangold”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Cangold is now a wholly-owned subsidiary of Great Panther.

Item 5	Full Description of Material Change
5.1

Full Description of Material Change

On May 27, 2015, Great Panther announced the completion of the acquisition of Cangold by Great Panther. Great Panther acquired all of the Cangold Shares pursuant to the Arrangement involving Cangold, Great Panther and holders of Cangold Shares (“Cangold Shareholders”). Cangold is now a wholly-owned subsidiary of Great Panther.

The Arrangement was approved at Cangold’s special meeting of Cangold Shareholders held on May 22, 2015 by 99.44% of the votes cast by Cangold Shareholders. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on May 26, 2015.

As a result, the Cangold Shares will be delisted from the TSX Venture Exchange and Great Panther will apply to the relevant securities commissions for Cangold to cease to be a reporting issuer under Canadian securities laws.

The Arrangement

Under the Arrangement, each Cangold Share was exchanged for 0.05 of a common share of Great Panther (the “Exchange Ratio”). In addition, each outstanding option and warrant to acquire Cangold Shares now entitles the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther shares in lieu of each Cangold Share, at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original option or warrant.

Full details of the Arrangement and certain other matters are set out in the management information circular of Cangold dated April 20, 2015 (the “Information Circular”). A copy of the Information Circular can be found under Cangold’s profile on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Jim A. Zadra, CA Chief Financial Officer and Corporate Secretary Telephone: 604-608-1766
Item 9	Date of Report May 27, 2015